September 30, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                           Touchstone Arbitrage Fund, a series of Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Fund”)

Dear Mr. Bartz:

On behalf of the Fund, this letter is being filed with the Securities and Exchange Commission (the “SEC”) via EDGAR to respond to your oral comments provided on August 28, 2013, in connection with the SEC staff’s review of the Fund’s Registration Statement on Form N-1A (the “Registration Statement”), filed on July 17, 2013 under Rule 485(a)(1) under the Securities Act of 1933, as amended.  We appreciate the opportunity to address your comments. For your convenience, your comments are set out below in italicized text and each comment is followed by the Fund’s response.

Summary Prospectus — The Fund’s Fees and Expenses

1.              In the “Comparative Fee Table” for the Class A shares, please include the Contingent Deferred Sales Charge (the “CDSC”) discussed in footnote 1 to the table.

Response:                                        The section entitled “Description of Share Classes of the Funds” contains additional information regarding the CDSC.  The Fund believes that this disclosure is appropriate in light of the limited applicability of such charge: the CDSC is applicable only to those shareholders who have invested more than $1 million in Class A shares of the Fund and, accordingly, the front-end sales load has been waived entirely.  The Fund believes that showing the charge in the fee table in the same prominence as the front-end sales load may cause a shareholder to conclude that he or she is subject to both the front-end sales load and the deferred sales charge.  A shareholder that has paid the front-end load may mistakenly believe that he or she needs to hold shares for at least 12 months to avoid the deferred sales charge when, in fact, he or she would not be subject to such fee.

2.              Please show “Dividend Expenses on Securities Sold Short” as a subset of “Other Expenses” by off-setting the “Dividend Expenses on Securities Sold Short” line item from “Other Expenses”.

Response:                                        The Fund has made the requested change.

3.              Please include in footnote 2 the expenses excluded from the waived or reimbursed expenses as stated in the Fund’s Statement of Additional Information.

Response:                                          The Fund has had the requested change.

Summary Prospectus — The Fund’s Principal Investment Strategies

4.              Please confirm that expenses related to short sales are included in the fee table.

Response:                                          The Fund confirms that expenses related to short sales are included in the “Dividend Expenses on Securities Sold Short” line item.

5.              This section states that “[t]he Fund may also gain exposure to fixed- income securities through investments in other registered investment companies….” Please provide a subcaption “Acquired Fund Fees and Expenses” (“AFFE”) directly above the subcaption “Annual Fund Operating Expenses” or explain why this line item is not needed.

Response:                                          The Fund has included these fees and expenses in the “Other Expenses” line item because the Fund does not expect these fees and expenses to exceed 0.01% (one basis point).

Summary Prospectus — Portfolio Managers

6.              Please confirm that each portfolio manager is jointly and primarily responsible for management of the Fund’s portfolio.

Response:                                        The Fund confirms that each portfolio manager is jointly and primarily responsible for management of the Fund’s portfolio.

Statutory Prospectus — Portfolio Managers

7.              Please provide Mr. David W. Seeley’s business experience over the past 5 years.

Response:                                        Mr. John E. Villela is replacing Mr. Seeley as a portfolio manager of the Fund.  The Fund has disclosed Mr. Villela’s business experience over the past 5 years, along with the other information required by Item 10(a)(2) of Form N-1A.

Statutory Prospectus — Selling Your Shares

8.              In the section “Selling Your Shares Through Touchstone Securities — By telephone or internet” please include the wire redemption fee disclosed in the fee table.

Response:                                        The Fund has updated this section to include the $15 fee.

Prospectus/Proxy Statement — Incorporation by Reference

9.              Please include as an exhibit to the registration statement the powers of attorney or incorporate the document by reference.

Response:                                          The powers of attorney are incorporated by reference in Part C of the registration statement.

*                                         *                                         *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Fund, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941	Cc:	Terrie A. Wiedenheft
bo.howell@wslife.com	John M. Ford, Esq.

Exhibit A

September 30, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                           Touchstone Arbitrage Fund, a series of Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Fund”)

Dear Mr. Bartz:

In connection with the Fund’s response to certain oral comments received from the Commission staff on August 28, 2013, with respect to the Staff’s review of the Fund’s Registration Statement on Form N-1A, previously filed on July 17, 2013, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) each is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trust may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Fund, at 513.629.2941.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer

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